Exhibit 99.1

Qutoutiao Inc. Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

SHANGHAI, China, May 2, 2022 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”, and together with its subsidiaries and controlled affiliated entities, the “Group”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•

Net revenues was RMB881.1 million (US$138.3 million), representing a decrease of 32.3% from RMB1,302.4 million in the fourth quarter of 2020, and a decrease of 8.7% quarter-over-quarter from RMB965.5 million in the third quarter of 2021.

•

Net loss was RMB298.0 million (US$46.8 million), compared to net loss of RMB81.8 million in the fourth quarter of 2020 and net loss of RMB583.6 million in the third quarter of 2021. Net loss margin was 33.8%, compared to 6.3% in the fourth quarter of 2020 and 60.4% in the third quarter of 2021.

•

Non-GAAP net income/(loss)[1] was RMB273.5 million (US$42.9 million), compared to non-GAAP net income of RMB50.8 million in the fourth quarter of 2020 and non-GAAP net loss of RMB525.1 million in the third quarter of 2021. Non-GAAP net loss margin was 31.0%, compared to non-GAAP net income margin of 3.9% in the fourth quarter of 2020 and non-GAAP net loss margin of 54.4% in the third quarter of 2021.

•	Combined average MAUs[2] were 97.6 million, representing a decrease of 21.7% from 124.7 million in the fourth quarter of 2020; and a decrease of 17.6% from 118.5 million in the third quarter of 2021.
•	Combined average DAUs[3] were 25.0 million, representing a decrease of 22.6% from 32.3 million in the fourth quarter of 2020; and a decrease of 5.7% from 26.5 million in the previous quarter.
•	Average daily time spent per DAU was 43.2 minutes, compared to 50.3 minutes in the fourth quarter of 2020 and 51.9 minutes in the third quarter of 2021.

Fourth Quarter 2021 Financial Results

Net revenues in the fourth quarter of 2021 were RMB881.1 million (US$138.3 million), a decrease of 32.3% from RMB1,302.4 million in the fourth quarter of 2020, and a decrease of 8.7% from RMB965.5 million in the third quarter of 2021.

Advertising and marketing revenues were RMB821.8 million (US$129.0 million) in the fourth quarter of 2021, a decrease of 33.8% from RMB1,241.9 million in the fourth quarter of 2020, primarily due to the tightening regulatory environment in internet and technology sector which, to some extent, resulted in constrained budgets of advertisers.

Other revenues were RMB59.4 million (US$9.3 million) in the fourth quarter of 2021, a slight decrease of 1.8% from RMB60.5 million in the fourth quarter of 2020.

[1]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

[2]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[3]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

Cost of revenues were RMB199.1million (US$31.2 million) in the fourth quarter of 2021, a decrease of 54.9% from RMB441.7 million in the fourth quarter of 2020, primarily attributable to decreases in IT infrastructure costs; gaming revenue sharing; integrated marketing service costs which are in line with the decrease in integrated marketing service revenues; and costs related to live-streaming revenue sharing and compensation expenses.

Gross profit was RMB682.0 million (US$107.0 million) in the fourth quarter of 2021, a decrease of 20.8% from RMB860.7 million in the fourth quarter of 2020. Gross margin was 77.4%, compared to 66.1% in the fourth quarter of 2020. The improved gross margin was primarily attributed to changes in product mix.

Research and development expenses were RMB88.7 million (US$13.9 million) in the fourth quarter of 2021, a decrease of 55.6% from RMB199.7 million in the fourth quarter of 2020 primarily due to a reduction in overall research and development headcount and consequentially the decrease in compensation expenses, including share-based compensations.

Sales and marketing expenses were RMB796.0 million (US$124.9 million) in the fourth quarter of 2021, an increase of 17.0% from RMB680.3 million in the fourth quarter of 2020, primarily due to the expansion of Midu Novels. Sales and marketing expenses as a percentage of net revenues were 90.3% in the fourth quarter of 2021, compared to 52.2% in the fourth quarter of 2020.

User engagement expenses were RMB156.5 million (US$24.6 million) in the fourth quarter of 2021, representing a decrease of 4.1% year-over-year. User engagement expenses per DAU per day were RMB 0.07 in the fourth quarter of 2021, compared to RMB0.05 in the fourth quarter of 2020.

User acquisition expenses were RMB599.8 million (US$94.1 million) in the fourth quarter of 2021, an increase of 51.0% year-over-year. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The year-over-year increase was primarily due to the expansion of Midu Novels. User acquisition expenses per new installed user4 in the fourth quarter of 2021 were RMB8.26, compared to RMB7.89 in the fourth quarter of 2020.

Other sales and marketing expenses were RMB39.7 million (US$6.2 million) in the fourth quarter of 2021, representing a decrease of 66.9% year-over-year from RMB119.9 million in the fourth quarter of 2020, primarily due to an overall headcount reduction in sales personnel and consequentially the decrease in compensations as well as ESOP expenses and decrease in brand promotion expenses.

General and administrative expenses were RMB62.6 million (US$9.8 million) in the fourth quarter of 2021, a decrease of 33.7% from RMB94.4 million in the fourth quarter of 2020, mainly due to a reduction in overall administrative headcount and consequentially the decrease in compensations as well as ESOP expenses. The decrease was partially offset by an increase in additional expected credit loss provision recorded in the fourth quarter of 2021 under ASC 326, Measurement of Credit Losses on Financial Instruments.

Loss from operations was RMB247.8 million (US$38.9 million) in the fourth quarter of 2021, compared to RMB90.1 million in the fourth quarter of 2020. Operating loss margin was 28.1%, compared to 6.9% in the fourth quarter of 2020.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Non-operating loss was RMB45.2 million (US$7.1 million) in the fourth quarter of 2021, which mainly included investment loss of RMB36.8 million due to impairment loss on certain investments as well as net interest expenses of RMB8.3 million. Non-operating gain for the fourth quarter of 2020 was RMB7.9 million, which mainly included RMB20.0 million gain associated with fair value changes on long-term investments, offset by net interest expenses of RMB9.5 million.

Non-GAAP loss from operations was RMB223.3 million (US$35.0 million) in the fourth quarter of 2021, compared to a Non-GAAP gain from operations of RMB42.5 million in the fourth quarter of 2020.

Non-GAAP operating loss margin was 25.3% in the fourth quarter of 2021, compared to a Non-GAAP operating gain margin of 3.3% in the fourth quarter of 2020.

Net loss was RMB298.0 million (US$46.8 million) in the fourth quarter of 2021, compared to RMB81.8 million in the fourth quarter of 2020. Net loss margin was 33.8%, compared to 6.3% in the fourth quarter of 2020.

Non-GAAP net loss was RMB273.5 million (US$42.9 million) in the fourth quarter of 2021, compared to a Non-GAAP net gain of RMB50.8 million in the fourth quarter of 2020. Non-GAAP net loss margin was 31.0%, compared to a Non-GAAP net gain margin of 3.9% in the fourth quarter of 2020.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB326.3 million (US$51.2 million) in the fourth quarter of 2021, compared to RMB78.7 million in the fourth quarter of 2020.

Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB301.8 million (US$47.4 million) in the fourth quarter of 2021, compared to RMB54.0 million in the fourth quarter of 2020.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB10.69 (US$1.68) in the fourth quarter of 2021. Non-GAAP basic and diluted net loss per ADS was RMB9.88 (US$1.55) in the fourth quarter of 2021.

Balance Sheet

As of December 31, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB658.9 million (US$103.4 million), compared to RMB985.8 million as of December 31, 2020.

The Group has incurred accumulated and recurring losses from operations, and cash outflows from operating activities. As of December 31, 2021, the Company had a negative working capital. In addition, the convertible loan of the Company with principal amount of US$171.1 million (RMB1,109.3 million) had the original maturity date on April 4, 2022.

The Company is currently exploring a variety of measures to improve the Group’s liquidity and financial position, which include continuing efforts to optimize its user loyalty programs and traffic acquisition strategy to efficiently control and reduce costs and continuing to be selective in its content and better leverage its existing content varieties to attract and maintain users. These measures can in turn lead to savings in user related costs. The Company is also planning to preserve liquidity and manage cash flows by reducing expenditure on developing and maintaining smaller and novel applications and limiting other general and administrative expenses, to obtain additional external financing and funds through, including but not limited to, additional credit facilities obtained from banks in the normal course of business, potential additional issuances of equity and/or debt as a Group or through its subsidiaries, and sale of its assets, including the Group’s equity interest in its subsidiaries, to third parties.

The Company and the creditor entered into two supplemental agreements to the original convertible loan agreement on March 28, 2022 and April 29, 2022, respectively. According to the supplemental agreements, the original convertible loan has been extended to May 28, 2022. The total amount of principal and accumulated interest as of May 28, 2022 will be approximately RMB1.5 billion. The Company cannot assure that it will be able to further extend the maturity date of the convertible loan.

Facts and circumstances including accumulated and recurring losses from operations, net cash used in operating activities, negative working capital and uncertainties on the repayment of the convertible loan, raise substantial doubt about the Group’s ability to continue as a going concern. The fourth quarter and fiscal year 2021 unaudited financial information does not include any adjustment that is reflective of this uncertainty.

Fiscal Year 2021 Financial Results

Net revenues in the fiscal year of 2021 were RMB4,339.6 million (US$681.0 million), a decrease of 17.9% from RMB5,285.2 million in the fiscal year of 2020.

Advertising and marketing revenues were RMB4,090.4 million (US$641.9 million) in the fiscal year of 2021, a decrease of 19.0% from RMB5,046.8 million in the prior year, primarily due to the tightening regulatory environment in internet and technology sector which, to some extent, resulted in constrained budgets of advertisers.

Other revenues were RMB249.2 million (US$39.1 million) in the fiscal year of 2021, an increase of 4.6% from RMB238.4 million in the fiscal year of 2020.

Cost of revenues was RMB1,171.6 million (US$183.9 million) in the fiscal year of 2021, a decrease of 30.0% from RMB1,674.4 million in the fiscal year of 2020, primarily attributable to the decrease in bandwidth and IT infrastructure costs, integrated marketing service costs which are in line with the decrease in integrated marketing service revenues, salaries and benefits associated with content management personnel as well as live-streaming and online games revenue share. The decrease was partially offset by an increase in Midu content procurement costs.

Gross profit was RMB3,168.0 million (US$497.1 million) in the fiscal year of 2021, a decrease of 12.3% from RMB3,610.8 million in the prior year. Gross margin was 73.0%, compared to 68.3% in the fiscal year of 2020.

Research and development expenses were RMB551.6 million (US$86.6 million) in the fiscal year of 2021, a decrease of 41.8% from RMB947.9 million in the prior year, primarily due to the reduction in research and development headcount and sequentially a decrease in salaries as well as ESOP expenses.

Sales and marketing expenses were RMB3,483.8 million (US$546.9 million) in the fiscal year of 2021, a slight increase of 3.0% from RMB3,381.6 million in the fiscal year of 2020.

General and administrative expenses were RMB431.9 million (US$67.8 million) in the fiscal year of 2021, an increase of 10.0% from RMB392.8 million in the fiscal year of 2020, primarily due to an increase in additional expected credit loss provision recorded in 2021 under ASC 326, Measurement of Credit Losses on Financial Instruments, which was partially offset by decrease in salaries as well as other administrative expenses.

Loss from operations was RMB1,193.2 million (US$187.2 million), compared to RMB1,032.2 million in the fiscal year of 2020. Operating loss margin was 27.5%, compared to 19.5% in the fiscal year of 2020.

Non-GAAP loss from operations was RMB993.0 million (US$155.8 million), compared to RMB

569.0 million in the fiscal year of 2020. Non-GAAP operating loss margin was 22.9%, compared to non-GAAP operating loss margin of 10.8% in the fiscal year of 2020.

Net loss was RMB1,240.2 million (US$194.6 million) in the fiscal year of 2021, compared to a net loss of RMB1,105.2 million in the fiscal year of 2020. Net loss margin was 28.6%, compared to 20.9% in the fiscal year of 2020.

Non-GAAP net loss was RMB1,040.0 million (US$163.2 million), compared to Non-GAAP net loss of RMB642.0 million in the fiscal year of 2020. Non-GAAP net loss margin was 24.0%, compared to 12.1% in the fiscal year of 2020.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB1,348.5 million (US$211.6 million), compared to RMB1,137.9 million in the fiscal year of 2020. Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB1,148.3 million (US$180.2 million), compared to RMB674.7 million in the fiscal year of 2020.

Recent Development

Change to the Board of Directors

Mr. Lei Li resigned as Vice Chairman of the Board of Directors of the Company due to personal reasons. The resignation became effective on April 29, 2022. Following his resignation, the Board of the Company is now comprised of five members.

About Qutoutiao Inc.

Qutoutiao Inc. operates a mobile content platforms in China with a mission to bring fun and value to its users. The eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has been one of the market leaders of the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP profit or loss from operations, non-GAAP operating profit or loss margin, non-GAAP net profit loss, non-GAAP net profit or loss margin, non-GAAP net profit or loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net profit or loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the rate in effect as of December 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 pandemic; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousand RMB, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021

ASSETS
Current assets:
Cash and cash equivalents	494,475	240,351
Restricted cash	100,316	75,482
Short-term investments	391,033	343,017
Accounts receivable, net	737,789	770,919
Amount due from related parties	383,594	259,863
Prepayments and other current assets	365,109	172,877
Total current assets	2,472,316	1,862,509

Non-current assets:
Accounts receivables, non-current	54,639	-
Long-term Investments	82,889	1,416
Property and equipment, net	17,213	12,861
Intangible assets	83,123	165,270
Goodwill	7,268	7,268
Right-of-use assets, net	50,319	26,342
Other non-current assets	148,091	4,809
Total non-current assets	443,542	217,966
Total assets	2,915,858	2,080,475

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	70,000	20,000
Accounts payable	448,981	313,768
Amount due to related parties	22,477	6,928
Registered users' loyalty payable	72,627	61,691
Advance from customers and deferred revenue	140,776	122,597
Salary and welfare payable	149,704	65,987
Tax payable	97,144	43,879
Lease liabilities, current	20,760	11,897
Accrued liabilities related to users' loyalty programs	100,088	99,360
Accrued liabilities and other current liabilities	763,433	1,334,603
Convertible loan - current	-	1,182,963
Total current liabilities	1,885,990	3,263,673

Lease liabilities, non-current	23,756	15,985
Convertible loan	1,174,868	-
Deferred tax liabilities	18,825	16,422
Other non-current liabilities	4,256	1,733
Non-current liabilities	1,221,705	34,140
Total liabilities	3,107,695	3,297,813

Total redeemable non-controlling interests	1,093,526	1,172,218

Shareholders' deficit
Ordinary shares	47	50
Treasury stock	(142,229)	(142,229)
Additional paid-in capital	4,784,315	4,979,353
Accumulated other comprehensive income	84,320	129,010
Accumulated deficit	(6,007,227)	(7,355,740)
Total Qutoutiao Inc. shareholders' deficit	(1,280,774)	(2,389,556)
Non-controlling interests	(4,589)	-
Total deficit	(1,285,363)	(2,389,556)

Total liabilities, redeemable non-controlling interests and shareholders' deficit	2,915,858	2,080,475

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousand RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2020	2021	2021	2020	2021

Advertising and marketing revenues	1,241,938	899,215	821,765	5,046,835	4,090,383
Other revenues	60,453	66,297	59,372	238,360	249,220
Net revenues	1,302,391	965,512	881,137	5,285,195	4,339,603

Cost of revenues	(441,691)	(267,268)	(199,139)	(1,674,416)	(1,171,626)
Gross profit	860,700	698,244	681,998	3,610,779	3,167,977

Operating expenses:
Research and development expenses	(199,688)	(140,014)	(88,741)	(947,871)	(551,612)
Sales and marketing expenses	(680,261)	(982,024)	(795,992)	(3,381,560)	(3,483,773)
General and administrative expenses	(94,389)	(174,258)	(62,603)	(392,816)	(431,913)
Total operating expenses	(974,338)	(1,296,296)	(947,336)	(4,722,247)	(4,467,298)

Other operating income	23,545	23,883	17,569	79,299	106,098

Loss from Operations	(90,092)	(574,169)	(247,769)	(1,032,169)	(1,193,223)

Investment income/ (expenses), net	19,990	705	(35,856)	(31,788)	(36,041)
Interest expense, net	(9,452)	(8,107)	(8,327)	(27,724)	(32,303)
Foreign exchange related gain/(loss), net	(1,571)	(2)	(328)	(7,183)	(1)
Other income/(expense), net	(1,033)	(918)	(691)	(7,310)	27,637
Non-operating income / (loss)	7,934	(8,322)	(45,202)	(74,005)	(40,708)

Loss before provision for income taxes	(82,158)	(582,491)	(292,971)	(1,106,174)	(1,233,931)
Income tax benefits/ (expense), net	349	(576)	(2,994)	1,008	(3,050)
Equity method loss of affiliate companies	-	(581)	(2,037)	-	(3,195)

Net loss	(81,809)	(583,648)	(298,002)	(1,105,166)	(1,240,176)

Net loss attributable to non-controlling interests	250	214	-	727	559
Net loss attributable to Qutoutiao Inc.	(81,559)	(583,434)	(298,002)	(1,104,439)	(1,239,617)

Accretion to convertible redeemable preferred shares redemption value of a subsidiary	(11,942)	(27,698)	(28,323)	(48,277)	(108,896)
Gains on repurhase of preferred shares	14,842	-	-	14,842	-

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(78,659)	(611,132)	(326,325)	(1,137,874)	(1,348,513)

Net loss	(81,809)	(583,648)	(298,002)	(1,105,166)	(1,240,176)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	67,967	(6,727)	32,330	102,254	44,690
Total comprehensive loss	(13,841)	(590,375)	(265,672)	(1,002,912)	(1,195,486)
Comprehensive loss attributable to non-controlling interests	250	214	-	727	559
Comprehensive loss attributable to Qutoutiao Inc.	(13,591)	(590,161)	(265,672)	(1,002,185)	(1,194,927)

Net loss per ADS:
- Basic and diluted	(2.65)	(20.10)	(10.69)	(39.23)	(44.50)

Weighted average number of ADS used in computing basic and diluted earnings per ADS(Note):
- Basic	29,704,591	30,404,904	30,538,755	29,005,230	30,307,013
- Diluted	29,704,591	30,404,904	30,538,755	29,005,230	30,307,013

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousand RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2020	2021	2021	2020	2021

Loss from Operations	(90,092)	(574,169)	(247,769)	(1,032,169)	(1,193,223)
Add: Share-based compensation expenses
Cost of revenues	1,982	170	21	12,905	1,187
General and administrative	44,714	12,822	7,115	159,320	64,039
Sales and marketing	39,252	23,230	6,582	86,656	32,122
Research and development	46,669	22,280	10,789	204,333	102,838

Non-GAAP Income/(Loss) from Operations	42,525	(515,667)	(223,262)	(568,955)	(993,038)

Net loss	(81,809)	(583,648)	(298,002)	(1,105,166)	(1,240,176)
Add: Share-based compensation expenses
Cost of revenues	1,982	170	21	12,905	1,187
General and administrative	44,714	12,822	7,115	159,320	64,039
Sales and marketing	39,252	23,230	6,582	86,656	32,122
Research and development	46,669	22,280	10,789	204,333	102,838

Non-GAAP net income/(loss)	50,808	(525,146)	(273,495)	(641,952)	(1,039,990)

Net loss attributable to Qutoutiao Inc.	(81,559)	(583,434)	(298,002)	(1,104,439)	(1,239,617)
Add: Share-based compensation expenses
Cost of revenues	1,982	170	21	12,905	1,187
General and administrative	44,714	12,822	7,115	159,320	64,039
Sales and marketing	39,252	23,230	6,582	86,656	32,122
Research and development	46,669	22,280	10,789	204,333	102,838

Non-GAAP net income/(loss) attributable to Qutoutiao Inc.	51,058	(524,932)	(273,495)	(641,225)	(1,039,431)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(78,659)	(611,132)	(326,325)	(1,137,874)	(1,348,513)
Add: Share-based compensation expenses
Cost of revenues	1,982	170	21	12,905	1,187
General and administrative	44,714	12,822	7,115	159,320	64,039
Sales and marketing	39,252	23,230	6,582	86,656	32,122
Research and development	46,669	22,280	10,789	204,333	102,838

Non-GAAP net income/(loss) attributable to Qutoutiao Inc.’s ordinary shareholders	53,958	(552,630)	(301,818)	(674,660)	(1,148,327)

Non-GAAP net income/(loss) per ADS:
— Basic	1.82	(18.18)	(9.88)	(23.26)	(37.89)
— Diluted	1.79	(18.18)	(9.88)	(23.26)	(37.89)

Weighted average number of ADS used in computing basic and diluted earnings per ADS (Note)
— Basic	29,704,591	30,404,904	30,538,755	29,005,230	30,307,013
— Diluted	30,065,951	30,404,904	30,538,755	29,005,230	30,307,013

Note: For all the periods presented, basic and diluted loss per ADS assuming the change of ADS ratio from a ratio of four ADSs to one Class A ordinary share to a new Ratio of two ADSs to five Class A ordinary shares occurred at the beginning of the earliest period presented.

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	December 31	March 31	June 30	September 30	December 31
	2020	2021	2021	2021	2021
Net revenues	1,302.4	1,291.0	1,202.0	965.5	881.1

User engagement expenses	163.2	179.1	169.5	161.8	156.5
User acquisition expenses	397.1	588.7	685.2	757.3	599.8
Other sales and marketing expenses	119.9	35.2	48.1	62.9	39.7

Total sales and marketing expenses	680.3	803.0	902.8	982.0	796.0

Combined Average MAUs (in millions)	124.7	133.3	132.3	118.5	97.6
Combined Average DAUs (in millions)	32.3	31.7	29.1	26.5	25.0
New installed users (in millions)	50.3	101.8	94.0	103.8	72.6

Average net revenues per DAU per day (RMB)	0.44	0.45	0.46	0.41	0.39
User engagement expenses per DAU per day (RMB)	0.05	0.06	0.06	0.07	0.07
User acquisition expenses per new installed user (RMB)	7.89	5.78	7.29	7.30	8.26